SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               SEC File No.: 0-22055


                           NOTIFICATION OF LATE FILING


(Check One)

[_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q

[_] Form N-SAR

For the Period Ended: September 30, 1998

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________
                          Part I.Registrant Information

Full Name of Registrant:                TTR INC.

Address of Principal Executive
Office (Street and Number):             1841 Broadway

City, State and Zip Code:               New York, NY 10023

________________________________________________________________________________
                         Part II.Rule 12b-25(a) and (b)

     If the subject report could not be filed in reasonable detail without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________
                               Part III.Narrative

     The Registrant is unable to file its quarterly report on Form 10-QSB for the quarter ended on September 30, 1998 (the "Quarterly Report") by the prescribed date of November 14, 1998 without unreasonable effort or expense due to unforeseen circumstances encountered in closing and consolidating with its foreign subsidiary the Registrant's books and records for the quarter ended September 30, 1998. The registrant intends to file the Quarterly Report on or prior to November 19, 1998.

________________________________________________________________________________
                            Part IV.Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Sam Ottensoser, Esq.          (212)               702-5962
      (Name)               (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                   TTR, INC.
                  (Name of Registrant as Specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 30, 1998              By:  /s/ Marc D. Tokayer
                                            ------------------------------------
                                            Chairman of Board, President, and
                                            Treasurer


                                    Attention

     Intentional misstatements or omissions of fact constitute criminal violations (see 18 U.S.C. 1001).